                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)*

                          Alaska Apollo Resources Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   011 900 602
                    ----------------------------------------
                                 (CUSIP Number)

                 Douglas Mansfield, Gracechurch Securities Ltd.
               21 Abbotsbury House, Abbotsbury Rd., London W14 8EN
                                     ENGLAND
 ------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 April 24, 1997
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The Remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO. 011-900-602                                     PAGE  2   OF  9  PAGES
          -----------                                          ---     ---
==============================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Gracechurch Securities Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                        (b)  / /

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED             / /
         PURSUANT TO ITEMS 2(d) OR 2(E)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

                  Liberia

--------------------------------------------------------------------------------
 NUMBER OF       7        SOLE VOTING POWER
  SHARES
BENEFICIALLY             1,003,000 shares
 OWNED BY        ---------------------------------------------------------------
   EACH          8       SHARED VOTING POWER
 REPORTING
PERSON WITH                                -0-
                 ---------------------------------------------------------------
                 9       SOLE DISPOSITIVE POWER

                         1,003,000 shares
                 ---------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                                  -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,003,000 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
         EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.79%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 011-900-602                                     PAGE  3   OF  9  PAGES
          -----------                                        ---     ---
==============================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Douglas Mansfield
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                        (b)  / /

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  WC of Gracechurch Securities
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED             /X/
         PURSUANT TO ITEMS 2(d) OR 2(E)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

                  Bahamas

--------------------------------------------------------------------------------
 NUMBER OF         7        SOLE VOTING POWER
  SHARES
BENEFICIALLY               1,003,000 shares
 OWNED BY          -------------------------------------------------------------
   EACH            8       SHARED VOTING POWER
 REPORTING
PERSON WITH                                  -0-
                   -------------------------------------------------------------
                   9       SOLE DISPOSITIVE POWER

                           1,003,000 shares
                   -------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                                    -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,003,000 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
         EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.79%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------



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CUSIP NO. 011-900-602                                     PAGE  4   OF  9  PAGES
                                                               ---     ---

Item 1.           Security and Issuer

                  Common Stock no par value

                  Alaska Apollo Resources Inc. ("Alaska Apollo")

Item 2.           Identity and Background.

         (a)      Name:  Gracechurch Securities Ltd. ("Gracechurch")

         (b)      Business Address (Principal Business and Office Address):

                  21 Abbotsbury House
                  Abbotsbury Road
                  London W14 8EN
                  United Kingdom

         (c) The principal business of Gracechurch Securities Limited is investing in and holding securities and real estate interests. The address of Gracechurch principal business is the address given in item (2) above

         (d) During the past five years, Gracechurch has not been convicted in a criminal proceeding excluding traffic violations and similar misdemeanors.

         (e) During the past five years Gracechurch has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction (i) as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities or commodities laws or regulations; any law or regulation respecting financial institutions, insurance companies or fiduciary duties owed to a partnership, corporation, business trust or similar business entity, including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil monetary penalty or temporary or permanent cease and desist order, or removal or prohibition order; or any law or regulation prohibiting mail or wire fraud in connection with any business entity; or (ii) a finding of any violation with respect to such laws or regulations. Nor has Gracechurch been subject to any order enjoining or otherwise limiting Gracechurch from engaging in any type of business practice.

CUSIP NO. 011-900-602                                    PAGE  5   OF  9  PAGES
                                                              ---     ---

Item 3.           Sources and Amount of Funds or Other Consideration.

         Gracechurch's holdings in Alaska Apollo Resources Inc. were purchased with working capital of Gracechurch (i) pursuant to the purchase of 300,000 shares of Alaska Apollo at $.50 per share and Class C warrants exercisable into 200,000 additional Alaska Apollo shares on October 26, 1992;and (ii) pursuant to a Subscription Agreement dated March 16, 1993, wherein Gracechurch acquired 400,000 shares of Alaska Apollo at $0.90 per share for a total consideration of $360,000, and Class D warrants exercisable into 250,000 additional Alaska apollo shares at $0.90 per share, and Class E warrants exercisable into an additional 250,000 Alaska Apollo shares at $0.90 per share, and Class F warrants exercisable into an additional 200,000 shares of Alaska Apollo at $0.90 per share, all of which warrants were exercised by July 12, 1993. The disposition of 47,000 shares at $2.76 per share was effected on May 21, 1993 in a private transaction. The disposition of an aggregate 200,000 shares of Alaska Apollo at $2.25 per share for a total consideration of $450,000 was effected on September 3, 1993 in a private transaction. The disposition of an additional 250,000 shares of Alaska apollo was made on October 18, 1993, in a private transaction pursuant to regulation S at a price of $2.125 per share for a total consideration of $531,250. The disposition of 100,000 shares of Alaska Apollo was made on April 24, 1997, at a price of $0.49 per shares for a total consideration of $49,000.

Item 4.           Purpose of the Transaction.

         Gracechurch purchased the securities as an investment in the ordinary course of its business.

Item 5.           Interest in the Securities of the Issuer.

         (a) Gracechurch owns 1,003,000 shares of the Common Stock no par value of Alaska Apollo.

         (b) Gracechurch has sole voting power and sole disposition power with respect to such 1,003,000 shares of Common Stock of Alaska Apollo.

         (c) On the April 24, 1997, Gracechurch disposed of 100,000 shares of Alaska Apollo no par value common stock at a price of $0.49 per share for a total consideration of $49,000.

         (d) Gracechurch is controlled by Douglas Mansfield, its sole shareholder, president, director, treasurer, and secretary.

         (e)      Not applicable.



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CUSIP NO. 011-900-602                                     PAGE  6   OF  9  PAGES
                                                               ---     ---

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Gracechurch is not a party to any contracts, arrangements, understandings, or relationships, with respect to securities of Alaska Apollo.

Item 7.           Material to be Filed as Exhibits.

         A joint filing statement is filed as an exhibit to this Schedule 13D.


Item 2-6 inclusive for Douglas Mansfield.

Item 2.           Identity and Background.

         (a)      Name:  Douglas Mansfield

         (b)  Business Address:

                  21 Abbotsbury House
                  Abbotsbury Rd.
                  London W14 8EN
                  England

         (c) Mr. Mansfield's principal occupation is being a private investor. Mr. Mansfield is the sole shareholder, sole director, president, treasurer, and secretary of Gracechurch.

         (d) During the past five years Mr. Mansfield has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) During the past five years Mr. Mansfield has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction (i) as a result of which proceeding he was or is a subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities or commodities laws or regulations; or any law or regulation respecting financial institutions, insurance companies or fiduciary duties owed to a partnership, corporation, business trust or similar business entity, including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil monetary penalty or temporary or permanent cease and desist order, or removal or prohibition order; or any law or regulation prohibiting mail or wire fraud in connection with any business entity; or (ii) a finding of any violation with respect to such laws or regulations. Nor has Douglas Mansfield been subject to any order enjoining or otherwise limiting Mr. Mansfield from engaging in any type of business practice, except as follows:

                  The United States Securities and Exchange Commission ("SEC") instituted proceedings against Douglas Mansfield (File No. 3-8703) pursuant to Section 8(a) of the Securities Act of 1933 and Section 15(b)6 of the Securities Exchange Act of 1934. On May 25, 1995 the SEC entered an order pursuant to such proceedings imposing sanctions of $30,000.

         (f)      Bahamian citizen.

CUSIP NO. 011-900-602                                     PAGE  7   OF  9  PAGES
                                                               ---     ---

Item 3.           Sources and Amount of Funds or Other Consideration.

         Gracechurch's holdings in Alaska Apollo Resources Inc. were purchased with working capital of Gracechurch (i) pursuant to the purchase of 300,000 shares of Alaska Apollo at $.50 per share and Class C warrants exercisable into 200,000 additional Alaska Apollo shares on October 26, 1992; and (ii) pursuant to a Subscription Agreement dated March 16, 1993, wherein Gracechurch acquired 400,000 shares of Alaska Apollo at $0.90 per share for a total consideration of $360,000, and Class D warrants exercisable into 250,000 additional Alaska apollo shares at $0.90 per share, and Class E warrants exercisable into an additional 250,000 Alaska Apollo shares at $0.90 per share, and Class F warrants exercisable into an additional 200,000 shares of Alaska Apollo at $0.90 per share, all of which warrants were exercised by July 12, 1993. The disposition of 47,000 shares at $2.76 per share was effected on May 21, 1993 in a private transaction. The disposition of an aggregate 200,000 shares of Alaska Apollo at $2.25 per share for a total consideration of $450,000 was effected on September 3, 1993 in a private transaction. The disposition of an additional 250,000 shares of Alaska apollo was made on October 18, 1993, in a private transaction pursuant to regulation S at a price of $2.125 per share for a total consideration of $531,250. The disposition of 100,000 shares of Alaska Apollo was made on April 24, 1997, at a price of $0.49 per shares for a total consideration of $49,000.

Item 4.           Purpose of the Transaction.

         Gracechurch purchased the securities as an investment in the ordinary course of its business.

Item 5.           Interest in Securities of the Issuer.

         (a) Gracechurch owns 1,003,000 shares of the Common Stock no par value of Alaska Apollo.

         (b) Gracechurch has sole voting power and sole dispositive power with respect to such holdings of 1,003,000 shares of Alaska Apollo.

         (c) On the April 24, 1997, Gracechurch disposed of 100,000 shares of Alaska Apollo at a price of $0.49 per share for a total consideration of $49,000.

         (d) Gracechurch is controlled by Douglas Mansfield, its sole shareholder, sole director, president, treasurer, and secretary.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Mr. Mansfield is not a party to any contracts, arrangements, understandings or relationships, with respect to securities of Alaska Apollo.

Item 7.           Materials to be Filed as Exhibits.

         A joint filing statement is filed as an exhibit to this Schedule 13D.



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CUSIP NO. 011-900-602                                     PAGE  8   OF  9  PAGES
                                                               ---     ---

Signature:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    Gracechurch Securities Ltd.


Date:  April 24, 1997                      By:      /s/ Douglas Mansfield
       --------------                               ---------------------
                                                        Douglas Mansfield





                                                    /s/ Douglas Mansfield
                                                    ---------------------
                                                        Douglas Mansfield

CUSIP NO. 011-900-602                                     PAGE  9   OF  9  PAGES
                                                               ---     ---


                             EXHIBIT TO SCHEDULE 13D

                              Dated April 24, 1997

                                       OF

                           GRACECHURCH SECURITIES LTD.

                                       AND

                                DOUGLAS MANSFIELD


                           --------------------------
                             JOINT FILING AGREEMENT
                           --------------------------



Gracechurch Securities Ltd., a company incorporated in Monrovia, Liberia ("Gracechurch") and Douglas Mansfield ("Mansfield") hereby agree that the
Schedule 13D to which this statement is attached is filed on behalf of both Gracechurch and Mansfield and that any amendments to such Schedule 13D may be filed on behalf of both Gracechurch.


                                               /s/ Douglas Mansfield
                                               --------------------------------
                                                   Douglas Mansfield



                                               GRACECHURCH SECURITIES LTD.

                                               By: /s/ Douglas Mansfield
                                                  -----------------------------
                                                       Douglas Mansfield